STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
May 13, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:	BNY Mellon Funds Trust
File Numbers: 811-09903; 333-34844

Ladies and Gentlemen:
On behalf of BNY Mellon Funds Trust (the "Trust"), on or about May 27, 2016 we plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 59 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 58 ("Amendment No. 58") to the Registration Statement, filed with the Commission on March 18, 2016 for the purpose of adding four new share classes to BNY Mellon Income Stock Fund (the "fund"), a series of the Trust.
The Amendment will be filed in order to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 58 that were provided to the undersigned by Patrick Scott of the Staff via telephone on May 3, 2016, and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Trust's independent registered public accounting firm.
The prospectus and statement of additional information included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 58.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.
General

1.	Staff Comment: Please add the ticker symbols for the new classes to EDGAR.
Response:  The ticker symbols have been updated in EDGAR.
Prospectus

Fund Summary—Fees and Expenses
2.	Staff Comment: As the fees and expenses of none of the fund's share classes are anticipated to exceed the fee cap, please move the discussion of the contractual fee waiver to Item 10.
Response:  The requested change will be made in the Amendment.
Fund Summary—Principal Risks
3.	Staff Comment: Liquidity risk is a principal risk of the fund. In your letter to us regarding the Trust dated December 28, 2015, you indicated that Liquidity risk would be included as a principal risk for series of the Trust for which investing in security types that are more likely to have liquidity risk is a principal investment strategy, and Liquidity risk would be indicated as an additional risk for series which may invest in such securities but for which such investing is not a principal investment strategy. As the fund invests primarily in large cap stocks, please consider revising the Item 4 and Item 9 risk disclosure as appropriate.
Response:  The fund will remove Liquidity risk as a principal risk of the fund in its annual registration statement update in December 2016.  Making the change in the Amendment would require supplementing the prospectus containing the fund's Class M and Investor class shares.
Fund Summary—Performance
4.	Staff Comment: Please delete the description of the Dow Jones U.S. Select Dividend Index (the "Dow Jones Index") in the first paragraph. See Item 4(b)(2)(i) and Instruction 2(b) thereto. Furthermore, the broad-based securities market index must be an index reflecting a broad measure of market performance, not the fund's investment objectives. However, the Dow Jones Index may be included as an additional, more narrowly based index that reflects the market sectors in which the fund invests.
Response:  The fund will remove the referenced description of the Dow Jones Index in its annual registration statement update in December 2016.
Fund management has advised us that they believe the Dow Jones Index is an appropriate broad-based securities market index.  It is comprised of 100 of the highest dividend-yielding securities in the Dow Jones U.S. Index, a broad-based index that is representative of the total U.S. equity market.  Instruction 5 to Item 27(b)(7) of Form N-1A states that an "appropriate broad-based securities market index" is one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used."  The Dow Jones Index complies with this instruction.  The Form N-1A provides three examples of indexes that are "additional indexes" and not a "broad-based securities market index."  Two are in Instruction 6 to Item 27(b)(7):  (1) "narrowly based indexes that reflect the market sectors in which the Fund invests" and (2) a non-securities index (e.g., the Consumer Price Index); the third is in Instruction 2(b) to Item 4(b)(2)(i), which refers to an index of funds with similar investment objectives.  The Dow Jones Index does not fall within any of these examples, and the Form does not further define "broad-based securities market index."
Indices covering market subsets, rather than indices that are representative of the entire U.S. or global equity markets as a whole (e.g., S&P 500 Index, Morgan Stanley Capital International World Index) are in wide usage by mutual funds in the industry for the "broad-based securities market index" requirement of Form N-1A.  As an example, the following are the indices used as the "broad-based securities market index" in the prospectuses for the funds in the group of peer funds for the fund selected by an independent third party and used by the Board for certain evaluations, including performance evaluations.
Fund	Index
AB Equity Income Fund, Inc.	S&P 500 Index
ASTON/River Road Dividend All Cap Value Fund	Russell 3000 Value Index[1]
Federated Equity Income Fund, Inc.	Russell 1000 Value Index[2]
Goldman Sachs US Equity Dividend & Premium Fund	S&P 500 Index
ClearBridge Tactical Dividend Income Fund	Dow Jones U.S. Select Dividend Index
Nuveen Dividend Value Fund	Russell 1000 Value Index[2]
Pioneer Equity Income Fund	Russell 1000 Value Index[2]
Principal Funds, Inc.: Small-MidCap Dividend Income Fund	Russell 2500 Value Index[3]
Voya Large Cap Value Fund	Russell 1000 Value Index[2]

[1]	The Russell 3000 Value Index is comprised of stocks from the Russell 3000 Index with lower price-to-book ratios and lower expected growth rates. The Russell 3000 Index is a broad-market U.S. index of stocks of the 3,000 largest companies.
[2]	The top 1,000 companies included in the Russell 3000 Index comprise the large-cap Russell 1000 Index.
[3]	The smallest 2,500 companies included in the Russell 3000 Index comprise the small- and mid-cap Russell 2500 Index.

As illustrated above, seven of the nine funds in the peer group use a subset (by market capitalization and/or investment style) of much broader indices, including one fund that uses the Dow Jones Index, as their "broad-based securities market index" in the respective prospectuses.  In light of the foregoing, fund management believes that no change in the "broad-based securities market index" is necessary.

Fund Details—Goal and Approach
5.	Staff Comment: Please revise the eighth sentence of the first paragraph as follows:
The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Dow Jones U.S. Select Dividend Index (Dow Jones Index), which is comprised of 100 of the highest dividend-yielding securities (excluding REITs) in the Dow Jones U.S. Index, a broad-based index that is representative of the total U.S. equity market.
Response:  The Dow Jones Index is previously defined in Fund Summary—Principal Investment Strategy.  Therefore no change is necessary.
6.	Staff Comment: Because investing in American Depositary Receipts, initial public offerings, fixed-income securities and money market instruments are not principal investment strategies of the fund, please move disclosure describing these strategies to the end of the section where other non-principal investment strategies are discussed.
Response:  The referenced disclosure will be revised as follows in the fund's annual registration statement update and moved to become the next-to-last paragraph in the referenced section:
The fund invests primarily in common stocks.  Although not a principal investment strategy, the fund's stock investments also may include convertible securities (up to 10% of the fund's assets), preferred stocks (up to 10% of the fund's assets), and American Depositary Receipts (ADRs), including those purchased in initial public offerings (IPOs).  The fund also may invest in fixed-income securities and money market instruments.
Fund Details—Investment Risks
7.	Staff Comment: Consider moving Temporary defensive position risk earlier in the Item 9 disclosure as it is required Item 9 disclosure.
Response:  Temporary defensive position risk has been moved to before Short term trading risk.
*    *    *    *    *

We hope the Staff finds that this letter is responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658.
Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:            Janna Manes

BNY MELLON FUNDS TRUST
200 Park Avenue
New York, New York  10166

May 13, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention:  Patrick Scott

Re:	BNY Mellon Funds Trust
File Numbers: 811-09903; 333-34844
Ladies and Gentlemen:
At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Registrant acknowledges the following:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

BNY MELLON FUNDS TRUST

By:	/s/ Joseph M. Chioffi
Joseph M. Chioffi
Vice President and Assistant Secretary